**invensys**®

**Invensys plc**
Portland House
Stag Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-2142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

05011148

25 August 2005

SUPPL

Dear Sirs,

**12g3 - 2 (b) Exemption**

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning the 2005/06 First Quarter Results for the Three Months to 30 June 2005.

Yours faithfully,

**Rachel Spencer**
**Deputy Secretary**

Copy to: Mr. S. Ahmad
Mr. M. Downing



PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

dlw 9/13

invensys®

**Invensys plc**
Portland House
Stag Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RNS Number:4682Q

25 August 2005

# 2005/06 FIRST QUARTER RESULTS FOR THE THREE MONTHS TO 30 JUNE 2005

Prepared in accordance with International Financial Reporting Standards as adopted by the Group(1)

## Highlights

- Q1 trading in line with expectations
  - Orders from continuing[3] businesses were £642 million (Q1 04/05: £617 million), up 3% at constant exchange rates (CER)
  - Revenue from continuing businesses was £577 million (Q1 04/05: £586 million), down 2% at CER
  - Operating profit[2] from continuing businesses was £32 million (Q1 04/05: £17 million), up 82% at CER
  - Operating margin[2] of continuing businesses after corporate costs was 5.5% (Q1 04/05: 2.9%)
  - Corporate costs were reduced to £9 million (Q1 04/05: £14 million)
  - Group loss for the period reduced from £42 million to £26 million
  - Free cash outflow before legacy items reduced to £22 million (Q1 04/05: £29 million)
- Disposals of Lambda and ABS EMEA to raise gross proceeds of US$385 million (£219 million)
- Expectations for the year remain unchanged

Ulf Henriksson, Chief Executive Officer of Invensys plc, commented:

"I am pleased that we have delivered a significant improvement in performance over the first quarter of last year. Process Systems and APV are now starting to deliver the benefits of their recent restructuring programmes. Eurotherm performed in line with last year but, as expected, Rail Systems and Controls had a weaker quarter.

"We have substantially completed our disposal programme with the sales of Lambda and ABS EMEA achieving proceeds above expectations.

"We remain confident that the restructuring programmes within our businesses will improve their performance and benefit the Group's earnings during the remainder of this financial year. We continue to expect that the results for the year will remain in line with expectations."

**Contact:**

| | | | |
|---|---|---|---|
| **Invensys plc** | Steve Devany | tel: | +44 (0) 20 7821 3758 |
| | Nina Delangle | tel: | +44 (0) 20 7821 2121 |
| **Maitland** | Fiona Piper/Angus Maitland | tel: | +44 (0) 20 7379 5151 |

## Notes

1. The financial information for the quarter ended 30 June 2005 has been prepared under the Group's anticipated IFRS accounting policies for the year ending 31 March 2006 and, where appropriate, comparatives have been restated accordingly. The policies were published on 19 May 2005 as part of the pro forma restatement of the Group's results for the year ended 31 March 2005 and are available from the Invensys website at the following address: http://www.invensys.com/us/eng/newsandevents/news/news/IFRS.htm

2. All references to operating profit and operating margin in this announcement are stated before exceptional items and goodwill impairment.

3. Continuing operations are Controls, Process Systems, Rail Systems, APV and Eurotherm.

4. Discontinued operations comprise Lambda, Baker and ABS EMEA in Q1 05/06 and, in addition, Powerware, Hansen, Marcam and APV Baker Goldsboro in Q1 04/05.

5. Following a change in management reporting, IMServ (formerly included in Process Systems) is now included within Controls and comparatives have been restated accordingly.

## Conference call

1. Ulf Henriksson, CEO, and Adrian Hennah, CFO, will be hosting a conference call on these first quarter results at 8.30am today:

   UK: +44 (0) 20 7784 1004
   US: +1 718 354 1552
   No passcode is required

2. The conference call will be audio webcast with slides live at the following address:

   http://www.invensys-investor.com/isys/results_presentations/results

   A recording will be available at this address shortly after the completion of the call.

3. This announcement and the presentation materials for the conference call are available at:

   http://www.invensys-investor.com/isys/results_presentations/

## Safe Harbor

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

## Overview of operations

| Revenue and operating profit/(loss) | Revenue £m | | | Operating profit/(loss)[2] £m | | |
|---|---|---|---|---|---|---|
| | **Q1 05/06** | Q1 04/05 | FY 04/05 | **Q1 05/06** | Q1 04/05 | FY 04/05 |
| Controls[5] | **201** | 219 | 883 | **15** | 18 | 94 |
| Process Systems[5] | **160** | 153 | 655 | **12** | 3 | 43 |
| Rail Systems | **98** | 104 | 412 | **10** | 15 | 61 |
| APV | **90** | 82 | 360 | **1** | (8) | 5 |
| Eurotherm | **28** | 28 | 122 | **3** | 3 | 17 |
| Corporate costs | **-** | - | - | **(9)** | (14) | (46) |
| **Continuing operations[3]** | **577** | 586 | 2,432 | **32** | 17 | 174 |

Revenue from continuing businesses was £577 million (Q1 04/05: £586 million), down 2% at CER. Operating profit was £32 million (Q1 04/05: £17 million), with significant improvements at Process Systems and APV and a further reduction in corporate costs partly offset by anticipated weaker performances from Rail Systems and Controls. Q1 operating margin after corporate costs improved to 5.5% (Q1 04/05: 2.9%).

Operating cash flow for the Group (before payment of legacy liabilities) was an outflow of £7 million (Q1 04/05: £8 million outflow). An improved operating profit performance was offset by increased inventory levels, predominately in Lambda (a discontinued operation), and expected outflows driven by the timing of annual disbursements.

Free cash outflow from operations (before the payment of legacy liabilities) reduced to £22 million (Q1 04/05: £29 million outflow). Legacy liability payments amounted to £13 million (Q1 04/05: £50 million). Net debt increased in the quarter by £72 million to £874 million at 30 June 2005, as a result mainly of these cash flows together with negative currency movements of £24 million on foreign currency denominated debt.

## Outlook

We remain confident that the restructuring programmes within our businesses will improve their performance and benefit the Group's earnings during the remainder of this financial year. We continue to expect that the results for the year will remain in line with expectations.

## Controls

| | Q1 05/06 | Q1 04/05 | FY 04/05 |
|---|---|---|---|
| Revenue (£m) | **201** | 219 | 883 |
| Operating profit (£m) | **15** | 18 | 94 |
| Operating margin (%) | **7.5** | 8.2 | 10.6 |
| Orders received (£m) | **209** | 223 | 867 |

Controls had a weaker first quarter than last year due primarily to the effects of previously identified manufacturing problems in North America and the changing competitive environment in the white goods sector.

Orders for the first quarter were down 7% at CER at £209 million, with weaknesses in Asia Pacific, North American and European markets and price pressures from appliance OEM customers. Revenue followed a similar trend to orders with Q1 revenue down 9% at CER at £201 million. Operating profit at £15 million was down 20% at CER, with an operating margin of 7.5% compared to 8.2% last year.

Controls has made good early progress with the performance improvement programme described in May. The same external assistance is being used as was successful in similar programmes at Process Systems and APV. We are confident that this initiative will lead to growth and improved profitability.

In addition, Controls has formed Remote Diagnostics, bringing together businesses that provide data management products and services to the utilities market. IMServ, formerly part of Process Systems, is now part of Remote Diagnostics and its results are therefore reported within Controls, with comparatives restated accordingly. In Q1 05/06, IMServ contributed revenue of £12 million (Q1 04/05: £14 million) and operating profit of £3 million (Q1 04/05: £1 million).

Controls is in the process of voluntarily recalling around 170,000 gas valves due to the recent discovery of a potential fault with a bought-in component. As this matter has been identified quickly and remedial actions are already underway, Invensys does not expect, based upon current information, that this recall will lead to additional one-off costs or materially impact the Group's expectations for the year.

## Process Systems

| | Q1 05/06 | Q1 04/05 | FY 04/05 |
|---|---|---|---|
| Revenue (£m) | **160** | 153 | 655 |
| Operating profit (£m) | **12** | 3 | 43 |
| Operating margin (%) | **7.5** | 2.0 | 6.6 |
| Orders received (£m) | **176** | 167 | 675 |

Process Systems achieved a good result in the quarter with an increase in profitability as the benefits of its performance improvement programme continue to come through. It was also partly attributable to a further reduction in the volatility of its quarter-on-quarter performance.

Orders for the first quarter of £176 million were up 5% at CER, primarily driven by growth in the global solutions, measurement and instrumentation and Wonderware businesses. In the seven

global key accounts, orders rose by 43% compared to the same period last year. Orders in the Asia Pacific region were strong, particularly in the Chinese power generation market, although this was partially offset by lower order bookings in the North American and EMEA businesses. In the quarter, major orders were received from JSC Orenburggazprom Russia, ExxonMobil and Urengoigazprom Russia.

Q1 revenue at £160 million was up 4% at CER compared with Q1 04/05, and operating profit improved to £12 million (Q1 04/05: £3 million). This resulted in an operating margin of 7.5%, compared to a margin of 2.0% last year. Overheads were lower as the external implementation costs of the 70-week performance improvement programme came to an end.

## Rail Systems

| | Q1 05/06 | Q1 04/05 | FY 04/05 |
|---|---|---|---|
| Revenue (£m) | **98** | 104 | 412 |
| Operating profit (£m) | **10** | 15 | 61 |
| Operating margin (%) | **10.2** | 14.4 | 14.8 |
| Orders received (£m) | **116** | 111 | 454 |

Rail Systems had, as expected, a weaker quarter mainly due to the deferral of orders by Network Rail in prior periods. Since the end of the quarter, it has received orders from Network Rail totalling around £30 million and continues to work with Network Rail as they implement their more rigorous procurement process.

In the USA, the Transportation Bill was enacted in early August. This contains provisions for federal funding of rail crossings and mass transit schemes, which should benefit Safetran over the next several years.

Despite the deferral of Network Rail orders, Rail Systems achieved a good order inflow with overall orders for the first quarter up 3% at CER at £116 million. All businesses showed improvements apart from IRS Australia.

Q1 revenue at £98 million was down 7% at CER compared with Q1 04/05, primarily due to the deferral of orders by Network Rail in prior periods and significant commissioning work on the West Coast upgrade for Network Rail in Q1 last year. The rest of the business experienced a small overall increase in revenue. Operating profit was £10 million and operating margin was 10.2%.

## APV

| | Q1 05/06 | Q1 04/05 | FY 04/05 |
|---|---|---|---|
| Revenue (£m) | **90** | 82 | 360 |
| Operating profit (£m) | **1** | (8) | 5 |
| Operating margin (%) | **1.1** | (9.8) | 1.4 |
| Orders received (£m) | **111** | 85 | 390 |

APV continued its recovery in the first quarter with a significant increase in orders and improved profitability. It benefited from the results of its 50-week performance improvement programme including significant overhead reductions and increased focus upon product sales. During the

remainder of this financial year, APV will continue to concentrate on achieving greater operational efficiencies and a further reduction in volatility of earnings between quarters.

Orders for the first quarter of £111 million were up 27% at CER and revenue was up 9% at CER at £90 million compared with Q1 04/05, reflecting growth primarily in EMEA and Asia Pacific regions. Operating profit was £1 million (Q1 04/05: £8 million loss including a £4 million adverse accounting adjustment).

## Eurotherm

| | Q1 05/06 | Q1 04/05 | FY 04/05 |
|---|---|---|---|
| Revenue (£m) | **28** | 28 | 122 |
| Operating profit (£m) | **3** | 3 | 17 |
| Operating margin (%) | **10.7** | 10.7 | 13.9 |
| Orders received (£m) | **30** | 31 | 122 |

Eurotherm produced a steady performance with Q1 revenue of £28 million and operating profit at £3 million, both in line with the first quarter last year. Orders for the first quarter of £30 million were 4% lower at CER than last year.

## Operating exceptional items and goodwill impairment

Operating exceptional items for continuing operations amounted to £3 million (Q1 04/05: £12 million) and related to cash restructuring costs in the current quarter. The prior period comprised £8 million of restructuring costs and £4 million of transition costs. There was no impairment in the current period but the comparative period included a £28 million impairment of goodwill.

## Foreign exchange gains and losses

The foreign exchange loss of £16 million arose on the element of currency borrowings which exceeds the net investment in its foreign operations. The exchange differences largely arose on dollar borrowings in sterling reporting entities.

## Net finance costs

Finance costs, net of finance income, in the quarter were £32 million (Q1 04/05: £37 million), similar to recent quarters and lower than the corresponding period last year which included the write-off of £5 million of fees on the repayment of the Term A loan.

## Taxation

The tax charge for the quarter was £5 million (Q1 04/05: £4 million) and was based upon an allocation of the estimated tax charge for the full year.

## Earnings

The loss for the quarter from continuing operations was £29 million (Q1 04/05: £73 million loss). The improved result reflects a better trading performance and the absence of any impairment charges (Q1 04/05: £28 million).

## Update on disposals

An agreement was signed with Schneider Electric SA on 8 June 2005 for the sale of the majority of the ABS EMEA operations for a gross cash consideration of US$150 million (£85 million). The transaction was completed on 29 July 2005.

On 19 July 2005, an agreement was signed with TDK Corporation for the sale of Lambda, which comprises the Group's 58.2% interest in Densei-Lambda KK of Japan and wholly-owned operations in Europe and North America. The gross cash consideration is US$235 million (£134 million) and completion is expected to take place around the end of September 2005.

We have now completed the significant disposals announced at the time of the refinancing last year. Some small disposals such as Baker remain.

**Invensys plc**
**Consolidated income statement (unaudited)**
**For the quarter ended 30 June 2005**

| | Notes | Quarter ended 30 June 2005 £m | Quarter ended 30 June 2004 £m | Year ended 31 March 2005 £m |
|---|---|---|---|---|
| **Continuing operations** | | | | |
| Revenue | 1 | 577 | 586 | 2,432 |
| Operating expenses | | (545) | (569) | (2,258) |
| **Operating profit before exceptional items and goodwill impairment** | 1 | 32 | 17 | 174 |
| Operating exceptional items | 3 | (3) | (12) | (158) |
| Goodwill impairment | | – | (28) | (28) |
| **Total operating profit/(loss)** | 2 | 29 | (23) | (12) |
| Loss on sale of property, plant and equipment | | – | – | (3) |
| Loss on disposal of operations | | (3) | – | – |
| **Profit/(loss) before finance costs and taxation** | | 26 | (23) | (15) |
| Foreign exchange (losses)/gains | 5 | (16) | (5) | 16 |
| Finance costs | | (38) | (40) | (156) |
| Finance income | | 6 | 3 | 19 |
| Other finance charges - IAS 19 | | (2) | (4) | (15) |
| **Loss before taxation** | | (24) | (69) | (151) |
| Taxation | 6 | (5) | (4) | 21 |
| **Loss for the period from continuing operations** | | (29) | (73) | (130) |
| **Profit for the period from discontinued operations** | 4 | 3 | 31 | 24 |
| **Loss for the period** | | (26) | (42) | (106) |
| **Attributable to:** | | | | |
| Equity holders of the parent | | (28) | (43) | (95) |
| Minority interests | | 2 | 1 | (11) |
| | | (26) | (42) | (106) |
| **(Loss)/earnings per share** | | | | |
| **Continuing operations** | | | | |
| Loss per share (basic and diluted) | 7 | (0.5) p | (1.3) p | (2.1) p |
| (Loss)/earnings per share* | 7 | (0.1) p | (0.5) p | 0.2 p |
| **Total Group** | | | | |
| Loss per share (basic and diluted) | 7 | (0.5) p | (0.8) p | (1.7) p |
| (Loss)/earnings per share* | 7 | (0.1) p | (0.5) p | 0.3 p |
| **Discontinued operations** | | | | |
| Earnings per share (basic and diluted) | 7 | – p | 0.5 p | 0.4 p |
| Earnings per share* | 7 | – p | – p | 0.1 p |

* Before exceptional items, goodwill impairment and foreign exchange gains and losses.

**Invensys plc**
**Consolidated balance sheet (unaudited)**
**As at 30 June 2005**

| | Notes | 30 June 2005 £m | 30 June 2004 £m | 31 March 2005 £m |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | | 381 | 515 | 434 |
| Intangible assets - goodwill | | 226 | 319 | 310 |
| Intangible assets - other | | 78 | 77 | 83 |
| Investments in associates | | 1 | 1 | 1 |
| Deferred income tax assets | | 10 | 10 | 10 |
| Other financial assets | | 11 | 16 | 16 |
| | | 707 | 938 | 854 |
| **Current assets** | | | | |
| Inventories | | 232 | 293 | 257 |
| Amounts due from contract customers | | 170 | 214 | 185 |
| Trade and other receivables | | 653 | 784 | 735 |
| Cash and cash equivalents | 8 | 574 | 954 | 638 |
| Derivative financial instruments | | 8 | – | – |
| | | 1,637 | 2,245 | 1,815 |
| Assets held for resale | 9 | 227 | – | – |
| **TOTAL ASSETS** | | 2,571 | 3,183 | 2,669 |
| **LIABILITIES** | | | | |
| **Non-current liabilities** | | | | |
| Borrowings | | (1,455) | (1,620) | (1,410) |
| Provisions | | (79) | (95) | (78) |
| Deferred income tax liabilities | | (20) | (20) | (21) |
| Pension liability | | (570) | (582) | (574) |
| | | (2,124) | (2,317) | (2,083) |
| **Current liabilities** | | | | |
| Trade and other payables | | (605) | (717) | (680) |
| Amounts due to contract customers | | (142) | (141) | (138) |
| Borrowings | | (4) | (58) | (30) |
| Derivative financial instruments | | (4) | – | – |
| Current tax payable | | (70) | (169) | (83) |
| Provisions | | (113) | (143) | (131) |
| | | (938) | (1,228) | (1,062) |
| **TOTAL LIABILITIES** | | (3,062) | (3,545) | (3,145) |
| **NET LIABILITIES** | | (491) | (362) | (476) |
| **EQUITY** | | | | |
| **Equity attributable to equity holders of the parent** | | | | |
| Issued share capital | | 57 | 897 | 57 |
| Share premium | | 440 | 440 | 440 |
| Capital redemption reserve | | 923 | 83 | 923 |
| Capital reserve | | 2,509 | 2,505 | 2,509 |
| Foreign exchange reserve | | – | 1 | 1 |
| Retained earnings | | (4,559) | (4,449) | (4,539) |
| **Shareholders' deficit - equity** | | (630) | (523) | (609) |
| Minority interests | | 139 | 161 | 133 |
| **TOTAL EQUITY** | | (491) | (362) | (476) |

**Invensys plc**
**Consolidated cash flow statement (unaudited)**
**For the quarter ended 30 June 2005**

| | Notes | Quarter ended 30 June 2005 £m | Quarter ended 30 June 2004 £m | Year ended 31 March 2005 £m |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Total operating profit/(loss) | 2 | 33 | (26) | (12) |
| Depreciation of property, plant and equipment | | 13 | 21 | 69 |
| Non-cash charge for share option schemes | | 1 | – | 2 |
| Amortisation of intangible assets - other | | 4 | 2 | 13 |
| Provision for impairment charged to operating profit/(loss) | | – | 28 | 91 |
| (Increase)/decrease in working capital | | (56) | (43) | 30 |
| Movement in pensions | | (1) | (28) | (83) |
| Income taxes paid | | (3) | (13) | (76) |
| Interest paid | | (18) | (12) | (131) |
| **Cash flows from operating activities** | | (27) | (71) | (97) |
| **Investing activities** | | | | |
| Interest received | | 6 | 3 | 18 |
| Purchase of property, plant and equipment | | (8) | (15) | (58) |
| Expenditure on intangible assets - other | | (7) | (5) | (18) |
| Sale of property, plant and equipment | | 1 | – | 2 |
| Purchase of subsidiaries | | – | – | (1) |
| Sale of subsidiaries | | (8) | 395 | 381 |
| Net cash disposed of on sale of subsidiaries | | – | (18) | (18) |
| Purchase of minority interests | | – | – | (1) |
| Dividends paid to minority interests | | (3) | – | (14) |
| **Cash flows from investing activities** | | (19) | 360 | 291 |
| **Financing activities** | | | | |
| Increase in short-term borrowings | | – | 2 | – |
| Repayment of short-term borrowings | | (24) | – | (52) |
| Increase in long-term borrowings | | 22 | 101 | 226 |
| Repayment of long-term borrowings | | – | – | (284) |
| Capital element of finance lease repayments | | (1) | – | (1) |
| **Cash flows from financing activities** | | (3) | 103 | (111) |
| **Net (decrease)/increase in cash equivalents** | | (49) | 392 | 83 |
| Cash and cash equivalents at beginning of period | | 638 | 562 | 562 |
| Net foreign exchange difference | | 12 | – | (7) |
| **Cash and cash equivalents at end of period** | 8 | 601 | 954 | 638 |

**Invensys plc**
**Consolidated statement of recognised income and expense (unaudited)**
**For the quarter ended 30 June 2005**

| | Quarter ended 30 June 2005 £m | Quarter ended 30 June 2004 £m | Year ended 31 March 2005 £m |
|---|---|---|---|
| Gains on revaluation of available-for-sale investments | 1 | - | - |
| Exchange differences on translation of foreign operations | - | (22) | (8) |
| Foreign exchange loss transferred on disposal of operations | - | 2 | 3 |
| Actuarial loss recognised on defined benefit pension schemes | - | - | (50) |
| **Net income/(expense) recognised directly in equity** | 1 | (20) | (55) |
| Loss for the period | (26) | (42) | (106) |
| **Total recognised expense for the period** | (25) | (62) | (161) |
| | | | |
| **Attributable to:** | | | |
| *Equity holders of the parent* | (30) | (58) | (144) |
| Minority interests | 5 | (4) | (17) |
| | (25) | (62) | (161) |
| | | | |
| **Impact of IAS 39** | | | |
| Increase in total equity | 10 | - | - |
| **Attributable to:** | | | |
| Equity holders of the parent | 9 | - | - |
| Minority interests | 1 | - | - |
| | 10 | - | - |

**Invensys plc**
**Notes (unaudited)**

**1 Segmental analysis**

| | Revenue Q1 2005/06 £m | Revenue Q1 2004/05 £m | Revenue FY 2004/05 £m | Operating profit/(loss) * Q1 2005/06 £m | Operating profit/(loss) * Q1 2004/05 £m | Operating profit/(loss) * FY 2004/05 £m |
|---|---|---|---|---|---|---|
| **Business** | | | | | | |
| Controls | 201 | 219 | 883 | 15 | 18 | 94 |
| Process Systems | 160 | 153 | 655 | 12 | 3 | 43 |
| Rail Systems | 98 | 104 | 412 | 10 | 15 | 61 |
| APV | 90 | 82 | 360 | 1 | (8) | 5 |
| Eurotherm | 28 | 28 | 122 | 3 | 3 | 17 |
| Corporate costs | – | – | – | (9) | (14) | (46) |
| Continuing operations | 577 | 586 | 2,432 | 32 | 17 | 174 |
| **Geographical analysis by origin** | | | | | | |
| United Kingdom | 71 | 86 | 326 | 4 | 6 | 39 |
| Rest of Europe | 161 | 166 | 699 | 10 | 6 | 47 |
| North America | 234 | 237 | 984 | 20 | 16 | 108 |
| South America | 22 | 15 | 77 | 3 | 1 | 11 |
| Asia Pacific | 74 | 71 | 289 | 3 | 2 | 11 |
| Africa and Middle East | 15 | 11 | 57 | 1 | – | 4 |
| Corporate costs | – | – | – | (9) | (14) | (46) |
| Continuing operations | 577 | 586 | 2,432 | 32 | 17 | 174 |
| **Geographical analysis of revenue by destination** | | | | | | |
| United Kingdom | 65 | 81 | 315 | | | |
| Rest of Europe | 166 | 162 | 689 | | | |
| North America | 220 | 235 | 933 | | | |
| South America | 24 | 17 | 86 | | | |
| Asia Pacific | 82 | 74 | 319 | | | |
| Africa and Middle East | 20 | 17 | 90 | | | |
| Continuing operations | 577 | 586 | 2,432 | | | |

The above segmental groupings by business are consistent with the business groupings previously reported, with the following exceptions:
(a) IMServ, formerly included in Process Systems, is now included in Controls following a change in management responsibility; and
(b) ABS EMEA, formerly included in Controls, is now included in discontinued operations.
The comparatives have been restated accordingly.

* Before exceptional items and goodwill impairment

**Invensys plc**
**Notes (unaudited)**

## 2 Total operating profit/(loss)

| | Continuing operations Q1 2005/06 £m | Continuing operations Q1 2004/05 £m | Continuing operations FY 2004/05 £m |
|---|---|---|---|
| Revenue | 577 | 586 | 2,432 |
| Cost of sales | (431) | (444) | (1,769) |
| Gross profit | 146 | 142 | 663 |
| Distribution costs | (5) | (4) | (17) |
| Administrative costs | (109) | (121) | (472) |
| Operating profit | 32 | 17 | 174 |
| Operating exceptional items | (3) | (12) | (158) |
| Goodwill impairment | – | (28) | (28) |
| Total operating profit/(loss) | 29 | (23) | (12) |

| | Discontinued operations Q1 2005/06 £m | Discontinued operations Q1 2004/05 £m | Discontinued operations FY 2004/05 £m |
|---|---|---|---|
| Revenue | 84 | 203 | 491 |
| Cost of sales | (61) | (160) | (379) |
| Gross profit | 23 | 43 | 112 |
| Distribution costs | – | (2) | (3) |
| Administrative costs | (19) | (42) | (99) |
| Operating profit/(loss) | 4 | (1) | 10 |
| Operating exceptional items | – | (2) | (10) |
| Total operating profit/(loss) | 4 | (3) | – |

| | Total Group Q1 2005/06 £m | Total Group Q1 2004/05 £m | Total Group FY 2004/05 £m |
|---|---|---|---|
| Revenue | 661 | 789 | 2,923 |
| Cost of sales | (492) | (604) | (2,148) |
| Gross profit | 169 | 185 | 775 |
| Distribution costs | (5) | (6) | (20) |
| Administrative costs | (128) | (163) | (571) |
| Operating profit | 36 | 16 | 184 |
| Operating exceptional items | (3) | (14) | (168) |
| Goodwill impairment | – | (28) | (28) |
| Total operating profit/(loss) | 33 | (26) | (12) |

Operating exceptional items totalling £3 million (Q1 2004/05: £14 million; FY 2004/05: £168 million) together with goodwill impairment of £nil (Q1 2004/05: £28 million; FY 2004/05: £28 million) are classified as administrative costs, which therefore total £131 million (Q1 2004/05: £205 million; FY 2004/05: £767 million).

## 3 Operating exceptional items

The Group's policy is to charge the following to operating exceptional items: costs of the Group's restructuring programme, including related impairment of property, plant and equipment and any other material non-recurring items.

| | Quarter ended 30 June 2005 £m | Quarter ended 30 June 2004 £m | Year ended 31 March 2005 £m |
|---|---|---|---|
| Restructuring costs | (3) | (8) | (50) |
| Transition costs* | – | (4) | (17) |
| Impairment: property, plant and equipment | – | – | (61) |
| Product recall costs* | – | – | (30) |
| | (3) | (12) | (158) |
| **Restructuring costs by business** | | | |
| Controls | – | (5) | (25) |
| Process Systems | (2) | (1) | (6) |
| Rail Systems | – | – | (2) |
| APV | (1) | (2) | (14) |
| Corporate costs | – | – | (3) |
| | (3) | (8) | (50) |
| **Impairment: property, plant and equipment by business** | | | |
| Controls | – | – | (58) |
| Corporate costs | – | – | (3) |
| | – | – | (61) |

*Transition costs relate wholly to the Corporate sector. Product recall costs are attributable wholly to the Controls business.

## 4 Profit for the period from discontinued operations

| | Quarter ended 30 June 2005 £m | Quarter ended 30 June 2004 £m | Year ended 31 March 2005 £m |
|---|---|---|---|
| The Group's profit from discontinued operations comprises the following: | | | |
| Operating profit/(loss)* | 4 | (1) | 10 |
| Operating exceptional items | – | (2) | (10) |
| Taxation | (1) | (1) | (6) |
| Total operating profit/(loss), after taxation | 3 | (4) | (6) |
| Profit on assets divested | – | 166 | 162 |
| Charge of associated goodwill | – | (131) | (137) |
| Settlements and curtailments credit - IAS 19 | – | 2 | 8 |
| Foreign exchange loss transferred on disposal of operations | – | (2) | (3) |
| Profit on disposal of operations | – | 35 | 30 |
| Profit for the period from discontinued operations | 3 | 31 | 24 |

* Before exceptional items and goodwill impairment

## 5 Foreign exchange gains and losses

Foreign exchange gains and losses reported within net finance costs relate to exchange movements on unhedged net debt.

## 6 Taxation

| | Quarter ended 30 June 2005 £m | Quarter ended 30 June 2004 £m | Year ended 31 March 2005 £m |
|---|---|---|---|
| Taxation on ordinary activities | (5) | (4) | (19) |
| Adjustments in respect of prior years | – | – | 41 |
| Deferred tax | – | – | (1) |
| | (5) | (4) | 21 |

**Invensys plc**
**Notes (unaudited)**

**7 (Loss)/earnings per share**

| | Quarter ended 30 June 2005 | Quarter ended 30 June 2004 | Year ended 31 March 2005 |
|---|---|---|---|
| (Loss)/earnings per share (pence) | | | |
| **Continuing operations** | | | |
| Basic and diluted | (0.5)p | (1.3)p | (2.1)p |
| Before exceptional items, goodwill impairment and foreign exchange gains and losses | (0.1)p | (0.5)p | 0.2 p |
| **Total Group** | | | |
| Basic and diluted | (0.5)p | (0.8)p | (1.7)p |
| Before exceptional items, goodwill impairment and foreign exchange gains and losses | (0.1)p | (0.5)p | 0.3 p |
| **Discontinued operations** | | | |
| Basic and diluted | - | 0.5 p | 0.4 p |
| Before exceptional items, goodwill impairment and foreign exchange gains and losses | - | - | 0.1 p |
| Average number of shares (million) | | | |
| Basic | 5,687 | 5,687 | 5,687 |
| (Loss)/earnings (£m) | | | |
| **Continuing operations** | | | |
| Basic | (31) | (74) | (119) |
| Before exceptional items, goodwill impairment and foreign exchange gains and losses | | | |
| Operating profit* | 32 | 17 | 174 |
| Finance costs | (38) | (40) | (156) |
| Finance income | 6 | 3 | 19 |
| Other finance charges - IAS 19 | (2) | (4) | (15) |
| Operating profit less finance costs | (2) | (24) | 22 |
| Taxation on operating profit less finance costs | (5) | (4) | (22) |
| Minority interests | (1) | - | 13 |
| | (8) | (28) | 13 |
| **Total Group** | | | |
| Basic | (28) | (43) | (95) |
| Before exceptional items, goodwill impairment and foreign exchange gains and losses | | | |
| Operating profit* | 36 | 16 | 184 |
| Finance costs | (38) | (40) | (156) |
| Finance income | 6 | 3 | 19 |
| Other finance charges - IAS 19 | (2) | (4) | (15) |
| Operating profit less finance costs | 2 | (25) | 32 |
| Taxation on operating profit less finance costs | (6) | (5) | (28) |
| Minority interests | (2) | (1) | 11 |
| | (6) | (31) | 15 |
| **Discontinued operations** | | | |
| Basic | 3 | 31 | 24 |
| Before exceptional items, goodwill impairment and foreign exchange gains and losses | | | |
| Operating profit/(loss)* | 4 | (1) | 10 |
| Taxation on operating profit | (1) | (1) | (6) |
| Minority interests | (1) | (1) | (2) |
| | 2 | (3) | 2 |

* Before exceptional items and goodwill impairment.

The basic loss per share for the quarter has been calculated using 5,687 million shares (Q1 2004/05: 5,687 million; FY 2004/05: 5,687 million), being the weighted average number of shares in issue during the quarter and the loss after taxation and minority interests for continuing operations, total Group and discontinued operations as shown above.

Earnings per share is also calculated by reference to earnings before exceptional items, goodwill impairment and foreign exchange gains and losses with an underlying tax charge of £5 million for continuing operations (Q1 2004/05: £4 million; FY 2004/05: £22 million), £6 million for total Group (Q1 2004/05: £5 million; FY 2004/05: £28 million) and £1 million for discontinued operations (Q1 2004/05: £1 million; FY 2004/05: £6 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with IAS 33 Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

**Invensys plc**
**Notes (unaudited)**

## 8 Analysis of changes to net debt

| | At 1 April 2005 £m | Cash flow £m | Other movements* £m | Exchange movement £m | At 30 June 2005 £m |
|---|---|---|---|---|---|
| Cash at bank and in hand | 513 | (4) | – | 8 | 517 |
| Overdrafts | (1) | 1 | – | – | – |
| | | (3) | | | |
| Debt due within one year | (27) | 24 | (3) | – | (6) |
| Debt due after one year | (1,400) | (22) | 1 | (36) | (1,457) |
| Finance leases | (13) | 1 | – | – | (12) |
| | | 3 | | | |
| Short-term deposits | 126 | (46) | – | 4 | 84 |
| Total | (802) | (46) | (2) | (24) | (874) |
| Cash at bank and in hand | 513 | | | | 517 |
| Overdrafts | (1) | | | | – |
| Short-term deposits | 126 | | | | 84 |
| Cash and cash equivalents | 638 | | | | 601 |

**Reconciliation of net debt to balance sheet presentation:**

| | At 1 April 2005 £m | At 30 June 2005 £m |
|---|---|---|
| Net debt - continuing operations | (802) | (885) |
| Classified within assets held for resale | – | 11 |
| | (802) | (874) |

**Reconciliation of cash and cash equivalents to balance sheet presentation:**

| | At 1 April 2005 £m | At 30 June 2005 £m |
|---|---|---|
| Cash and cash equivalents - continuing operations | 638 | 574 |
| Classified within assets held for resale | – | 27 |
| | 638 | 601 |

*Other movements comprise £2 million of amortisation of facility fees within debt.

## 9 Assets and liabilities held for resale

Following the adoption of IFRS 5 (described more fully in note 10), assets held for resale comprise Lambda, Baker and ABS EMEA, together with the Group's surplus freehold property portfolio.

**Invensys plc**
**Notes (unaudited)**

## 10 Basis of preparation

This is the Group's first quarterly report to be prepared under the Group's anticipated IFRS accounting policies for the year ending 31 March 2006. It includes financial information for the year ended 31 March 2005 that is derived from the statutory accounts for that period, which were originally prepared under UK GAAP. A summary of the main differences between UK GAAP and IFRS that affect the Group are set out in the Transition to International Financial Reporting Standards section of the Group's Annual report and accounts for the year ended 31 March 2005. Reconciliations between UK GAAP and IFRS for the year ended 31 March 2005 and the accounting policies used under IFRS are set out in the news release published on 19 May 2005, entitled 'Adoption of International Financial Reporting Standards ("IFRS"), Restatement of 2004/05 Financial Information' ("IFRS News Release"). The document is available from the Group's website at www.invensys.com. It has been assumed that all IFRSs adopted by the Group for 2005/06 reporting will be endorsed by the European Union.

The Group's accounting policies have been applied consistently to both the current year and the comparative period except for those relating to financial instruments and non-current assets held for sale and discontinued operations. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Group has elected to apply IAS 32, Financial Instruments, Disclosure and Presentation, IAS 39, Financial Instruments, Recognition and Measurement, and IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, prospectively from 1 April 2005. The implications of this are as follows:

*Financial instruments*
The Group has continued to apply UK GAAP to financial instruments for the comparative period. Both UK GAAP and IFRS accounting policies are set out in the IFRS News Release. If IAS 39 had been applied for the year to 31 March 2005, the market value of derivative financial instruments would have been recognised in the balance sheet with the changes in their value accounted for through the income statement or reserves. The effect on total equity at 1 April 2005 of implementing IAS 39 was an increase of £10 million.

*Non-current assets held for sale and discontinued operations*
IFRS 5 requires that assets classified as held for sale or included within a disposal group are carried at the lower of their carrying amount and fair value less costs to sell; are not depreciated; and are presented separately on the face of the balance sheet. IFRS 5 also requires the results of discontinued operations to be shown separately on the face of the income statement.

IFRS 5 has not been applied to the comparative information in the balance sheet. The income statement for the comparative period has been re-presented to classify as discontinued all those operations that have been discontinued by 30 June 2005.

IFRS is continuing to evolve both through the issue and endorsement of new standards and interpretations and developing application by reporting entities. As a consequence, the financial information presented herein may change before it is presented in the Group's financial statements for the year ending 31 March 2006.

**Invensys plc**
**Notes (unaudited)**

**11 Reconciliations required under IFRS 1, First-time Adoption of IFRS**

Further to note 10 additional reconciliations required under IFRS 1 relating to the quarter ended 30 June 2004 are given below.

***11a Reconciliation of profit/(loss) for the quarter ended 30 June 2004***

| | Operating profit/(loss)* £m | Net loss £m |
|---|---|---|
| **Profit/(loss) for the period under UK GAAP** | 14 | (360) |
| Adjustments: | | |
| Reversal of goodwill amortisation (IFRS 3) | – | 8 |
| Reversal of goodwill charged on sale of subsidiaries (IFRS 1) | – | 316 |
| Capitalisation of development costs | | |
| - additions | 4 | 4 |
| - depreciation | (1) | (1) |
| - net (IAS 38) | 3 | 3 |
| Foreign exchange loss on net debt (IAS 21) | – | (5) |
| Foreign exchange loss on sale of subsidiaries (IAS 21) | – | (2) |
| Other | (1) | (2) |
| Discontinued operations | 1 | (31) |
| **Profit/(loss) for the period under IFRS** | 17 | (73) |

* Before exceptional items and goodwill impairment.

| ***11b Reconciliation of equity as at 30 June 2004*** | Quarter ended 30 June 2004 £m |
|---|---|
| **Equity - deficit under UK GAAP** | (371) |
| Adjustments: | |
| Capitalisation of development costs (IAS 38) | 50 |
| Goodwill (IFRS 3) | 6 |
| Leases (IAS 17) | (10) |
| Employee benefits (IAS 19) | (22) |
| Taxation (IAS 12) | (15) |
| **Equity - deficit under IFRS** | (362) |

**12 Financial statements**

These financial statements were approved by a duly appointed and authorised committee of the Board of directors on 24 August 2005. They are not audited and do not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985.

The statutory accounts under UK GAAP of Invensys plc for the year ended 31 March 2005 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

**Invensys plc**
**Notes (unaudited)**

### 13 Events after the balance sheet date

On 8 June 2005, an agreement was signed with Schneider Electric SA for the sale of the majority of the ABS EMEA operations for a gross cash consideration of US$150 million (£85 million). The transaction was completed on 29 July 2005.

On 19 July 2005, an agreement was signed with TDK Corporation for the sale of Lambda for a gross cash consideration of US$235 million (£134 million).

### 14 Exchange rates

| | Quarter ended 30 June 2005 | | Quarter ended 30 June 2004 | | Year ended 31 March 2005 | |
|---|---|---|---|---|---|---|
| | Average | Closing | Average | Closing | Average | Closing |
| US$ to £1 | 1.85 | 1.79 | 1.82 | 1.81 | 1.85 | 1.89 |
| Euro to £1 | 1.47 | 1.48 | 1.50 | 1.49 | 1.47 | 1.45 |
| Yen to £1 | 199.59 | 198.49 | 196.78 | 197.88 | 197.84 | 202.10 |